Albert Lung
650.843.7263
alung@morganlewis.com

April 21, 2011

VIA EDGAR. AND FEDERAL EXPRESS

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	Pansoft Company Limited Form 20-F for the Fiscal Year Ended June 30, 2010 Filed on November 8, 2010 File Number: 001-34168

Dear Ms. Collins:

On behalf of our client, Pansoft Company Limited (the “Company” or “Pansoft”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a letter dated April 7, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010 (the “Form 20-F”). The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 20-F for the Year Ended June 30, 2010

General

1.  We note that the company’s outside legal counsel made the Tandy representations in your response letter. Please confirm that Morgan Lewis is acting as agent for the company in making such representations and provide a copy of the company’s written authorization granting them permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the company.

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
April 21, 2011

In response to the Staff’s comments, the Company confirms that its legal counsel Morgan Lewis is acting as an agent for the Company in making the Tandy representations, and a copy of the written authorization granting Morgan Lewis permission to make such representations is enclosed herein and filed as Exhibit A with this response letter.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 37

2. We note your response to prior comment 2 and your proposed revised disclosures where you state the difference between accumulated profit as calculated under PRC accounting standards and retained earnings as calculated under U.S. GAAP was $4,794,638. It is unclear from your disclosures whether accumulated profits as determined under PRC standards are more or less than U.S. GAAP retained earnings. Please revise to disclose the actual amount that is available to PCCL for dividend payments.

In response to the Staff’s comments, the Company intends to revise the disclosure on page 37 under the caption “Liquidity and Capital Resources — Cash Flow and Working Capital” in the amended Form 20-F by inserting .a paragraph substantially as follows:

 “As of June 30, 2010, the “accumulated profit” of PCCL calculated under PRC accounting standards (“PRC GAAP”) was -$764,355, and the retained earnings calculated under U.S. GAAP was $4,030,283. The excess of the retained earnings from U.S. GAAP over those of PRC GAAP by $4,794,638 was due to the fact that more revenue was recognized in accordance with U.S. GAAP that was not yet recognized by PRC GAAP in the reporting period. As of June 30, 2010, no amount is available to PCCL for dividend payments as it had an accumulated deficit as calculated under PRC GAAP”.

3. We note your response and proposed disclosure to our prior comment 4. Please explain further the billing terms of your large-scale software contracts and clarify when formal invoicing occurs in relation to when revenue is recognized. In this regard, given the historical length of time between the recognition of revenue and final invoicing and collection, clarify whether invoicing occurs only upon project completion. Further, you state in your response that the final invoicing process “must be coordinated with [your] clients’ payment approval policies.” Explain further the company’s role in negotiating the timing of such invoicing, if any. In addition, explain how or why the Chinese New Year affects the timing of invoicing and the collection of your unbilled revenues.

In response to the Staff’s comments, the Company intends to revise further the disclosure on page 37 under the caption “Liquidity and Capital Resources—Cash Flow and Working Capital” in the amended Form 20-F by adding a paragraph under such caption substantially as follows:

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
April 21, 2011

“Formal invoicing normally occurs following the achievement of defined goals or project completion. Depending on the practices of each customer, we are allowed to bill about 40% to 50% of total contract value during the execution of the projects and bill the remaining balance approximately six to ten months after completion of projects. In other cases, we bill our services three to six months after completion of projects. The timing between revenue recognition and formal invoicing varies among large software contracts.  On average, the initial revenue recognition occurs between 60 to 300 days prior to the formal invoicing. In most cases, payment collection is completed between 15 to 35 days following the formal invoicing of clients. In addition, the Company had little room to negotiate with clients in terms of invoicing and payment collection. The Company generally collects substantially all of the unbilled revenues by either the end of a calendar year or Chinese New Year (which usually occurs in February), because it is a common practice for Chinese companies to pay their outstanding payments dues immediately prior to the extended holiday for Chinese New Year and the initiation of a new annual budget during this period.

As of December 31, 2010, we have invoiced to our clients 76% of our unbilled revenue recorded on June 30, 2010, and 97% of the related invoices have been paid, with most payments occurring in December 2010.”

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

4. Please explain further why you defer recognizing a portion of the software system integration and development services revenue until the warranty period expires as opposed to recognizing such revenue over the warranty period. Please cite the specific accounting guidance you relied upon.

In response to the Staff’s comments, the Company confirms that some of these clients have the ability to hold back payments under the contracts after completion of development projects.  However, we have experienced fewer contracts with holdback terms in recent years, therefore the amount of holdbacks is insignificant compared to our revenues recognized and accounts receivable in fiscal year 2010. Nevertheless, in response to the Staff comment, the Company intends to clarify the holdback arrangement by further revising the disclosure in 5th paragraph under “Revenue Recognition” in the section entitled “Critical Accounting Policies and Estimates” in Item 5 of the amended Form 20-F, substantially as set forth below:

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
April 21, 2011

“For software system integration and development services, the Company sometimes provides its customers with the right to withhold certain percentages (about 5% to 10%) of the contract value as compensation from the balance payment stipulated in the contracts, if the performance specifications cannot be met within a period of approximately one year following the customer's initial acceptance of the completed project. For these contracts with retainage clause, the retained amount of 5% to 10% of the contract amount is not recognized as revenue or invoiced until the performance specifications are met to the customer’s satisfaction at the end of the one year period and when collectability can be reasonably assured in accordance with ASC Topic 985-605-25-3.”

Note 12. Statutory Reserves, page 73

5. We note from the proposed disclosures provided in response to comment 2 that your ability to pay dividends to shareholders depends on the ability of PCCL to pay dividends to the company. Tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes. In addition, tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required. Please provide the calculations that support your conclusions.

In response to the Staff’s comment, the Company has determined that the restricted net assets of its subsidiaries in the aggregate exceeded 25% of the Company’s consolidated net assets. Accordingly, the Company intends to amend the Form 20-F by including the condensed financial statements of the parent company and related schedules to be prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.  In addition, the Company proposes to include additional narrative disclosure in Note 12 of the financial statement substantially as follows:

“The Company’s operations are substantially conducted through PCCL.  PCCL may only pay dividends out of its retained earnings determined in accordance with PRC GAAP and after it has met the PRC requirements for appropriation to statutory reserves.  In addition, PCCL’s business transactions and assets are primarily denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control measures imposed by the PRC government may restrict the ability of PCCL to transfer their net assets to the Company through loans, advances or cash dividends.”

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
April 21, 2011

*           *           *           *           *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (650) 843-7263.

Sincerely,

/s/   Albert Lung
Albert Lung

cc:
Megan Akst
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Guoqiang Lin
Chief Executive Officer
Pansoft Company Limited

Allen Zhang
Chief Financial Officer
Pansoft Company Limited

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
April 21, 2011

Exhibit A

April 18, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306

Attention: Kathleen Collins, Accounting Branch Chief

This letter is to confirm that Pansoft Company Limited, a British Virgin Island company (the “Company”), has authorized its legal counsel, Morgan, Lewis & Bockius LLP, to act as its agent with respect to the Company’s filing, correspondence, letter or document that the Company has submitted or will submit to the U.S. Securities and Exchange Commission (the “SEC”), and in connection therewith to make all necessary and appropriate representations on behalf of the Company, including the so called “Tandy” representations, to the SEC in all such filing, correspondence, letter or document.   Thank you.

Sincerely,

/s/ Allen Zhang
Allen Zhang, Chief Financial Officer
Pansoft Company Limited